Form 6-K
No. 1

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                          November                                                          2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)
Date:	November 9, 2004	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, November 9, 2004 Page 1 of 1

Organizational changes and new appointments at Electrolux

(ELUX) President and CEO Hans Stråberg has announced organizational changes within Electrolux white-goods operations, the purpose of which are to take further advantage of the Group’s leading global position. These changes are effective immediately.

A new global white-goods leadership team will be established, chaired by Hans Stråberg. Other members will be Keith McLoughlin, Johan Bygge and Fredrik Rystedt. The new team will focus on increasing the integration within branding, design, product development, manufacturing and purchasing; these areas provide considerable global opportunities.

Keith McLoughlin, in addition to his present position as head of white goods North America, will also be responsible for Latin America. Latin America previously reported to Johan Bygge.

Johan Bygge is appointed new head of white goods Europe in addition to his present responsibility for Asia, Africa and Oceania.

Wolfgang König has decided to leave his position as head of white goods Europe in order to pursue other opportunities outside the Electrolux Group, and he will work closely with the new management to ensure an effective transition and continuity.

Fredrik Rystedt, previously Chief Administrative Officer, is appointed Chief Financial Officer (CFO) for the Electrolux Group. His responsibility will now also include treasury in addition to controlling, accounting, taxes and auditing. Nina Linander will continue as responsible for Group treasury and report to Fredrik Rystedt.

“With the new global leadership team for white goods, we will better benefit from our leading global position. We will speed up our efforts to save costs, address underperformers and produce an even stronger offering to the different needs of the retail trade and the consumer in countries all over the world,” says CEO Hans Stråberg.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124 billion and 77,000 employees.

Further information
For further information, please contact Investor Relations at +46 8 738 60 03.
Electrolux Press Hotline is available at +46 8 657 65 07.